UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

International Baler Corporation

(Name of Issuer)

Common Stock – $.01 par value per share

(Title of Class of Securities)

459041-10-9

(CUSIP Number)

Angela M. Darlington

1909 S Main Street

P.O. Box 218

Upland, Indiana 46989

(765) 998-8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Estate of Leland E. Boren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,205,158 (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,205,158 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON OO (3)

(1)  The securities beneficially owned by the Estate of Leland E. Boren (the “Estate”) were acquired as a result of the death of Leland E. Boren on November 23, 2018. The securities were acquired by the Estate by operation of law upon Mr. Boren’s death.

(2)  Includes 4,205,158 shares of common stock, par value $0.01 per share(“Common Stock”), of International Baler Corporation owned by Avis Industrial Corporation (“Avis”). The Estate, as the controlling shareholder of Avis, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by Avis. The Estate disclaims beneficial ownership of the shares owned by Avis except to the extent of its pecuniary interest therein.

(3)  The Reporting Person is an estate to which the securities reported herein passed upon the death of Leland E. Boren.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Avis Industrial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,205,158
	8	SHARED VOTING POWER 4,205,158 (1)
	9	SOLE DISPOSITIVE POWER 4,205,158
	10	SHARED DISPOSITIVE POWER 4,205,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 4,205,158 shares of common stock, par value $0.01 per share(“Common Stock”), of International Baler Corporation owned by the Reporting Person. The Estate of Leland E. Boren (the “Estate”), as the controlling shareholder of the Reporting Person, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Person. The Estate disclaims beneficial ownership of the shares owned by the Reporting Person except to the extent of the Estate’s pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to report the sale of 2,633,896 shares of common stock, par value $0.01 per share(“Common Stock”) of International Baler Corporation, f/k/a Waste Technology Corp., a Delaware corporation (the “Issuer”), owned by the Estate of Leland E. Boren (the “Estate”) to Avis Industrial Corporation (“Avis”). As a result, the Estate no longer directly holds any shares of the Issuer’s Common Stock.

The original Schedule 13D was filed on April 29, 2019 to reflect that a previous Reporting Person, Leland E. Boren, died on November 23, 2018. Ms. Angela M. Darlington has been appointed as the Personal Representative of the Estate. The Estate is the controlling shareholder of Avis. Mr. Boren and Avis had filed their initial Statement on Schedule 13D dated February 16, 2005, as amended by Schedule 13D/A’s filed on June 15, 2005, August 12, 2005, May 5, 2006, May 26, 2006, January 17, 2007, February 15, 2007, March 15, 2007, May 1, 2007, December 3, 2007, June 18, 2014, February 19, 2015, April 24, 2015, August 31, 2015, February 8, 2016, June 1, 2016, and July 14, 2017 and August 1, 2018, respectively.

STATEMENT ON SCHEDULE 13D/A

All information herein with respect to the Issuer is to the best knowledge and belief of the Reporting Persons as defined herein.

Item 1. – SECURITY AND ISSUER

No material change.

Item 2. – IDENTITY AND BACKGROUND

(a)	This Amendment No. 1 is filed by Angela M. Darlington as Personal Representative of the Estate of Leland E. Boren (the “Estate”), and Avis Industrial Corporation, an Indiana corporation (“Avis” and, together with the Estate, the “Reporting Persons”). The Reporting Persons are filing jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The business address of the Estate of Leland E. Boren is 1909 S. Main Street, P.O. Box 218, Upland, IN 46989. The principal business address and principal office address of Avis Industrial Corporation is 1909 S. Main Street, Upland, Indiana 46989.

(c)	The late Mr. Boren was formerly the CEO, President, and Chairman of the Board of Avis Industrial Corporation. The Estate of Leland E. Boren is the controlling shareholder of Avis Industrial Corporation. The late Mr. Boren was elected to the Board of Directors of the Issuer on March 9, 2005 and subsequently elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005, and re-elected in 2008, 2011, 2014 and 2017. Ms. Darlington also serves as Secretary of the Issuer.

Avis Industrial Corporation’s principal business is to manufacture a broad range of products to serve the automotive, metalworking, off-highway, construction, energy, aerospace, recycling and consumer industries.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 5 of 7

(d)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Estate of Leland E. Boren is being administered pursuant to the laws of the State of Indiana in the United States of America. Avis Industrial Corporation is a corporation organized under the laws of the State of Indiana in the United States of America. All of the persons listed in Schedule A are citizens of the United State of America.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avis Industrial Corporation (other than information with respect to the Estate of Leland E. Boren, which is provided above) are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. – SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the purchase price paid by Avis for the shares of Common Stock purchased from the Estate was working capital.

Item 4. – PURPOSE OF TRANSACTION

Following the purchase of shares of the Common Stock from the Estate, Avis directly owns 81.1% of the outstanding shares of the Issuer.

Item 4 of the Schedule 13D is amended to add the following at the end thereof:

On February 18, 2021, the Board of Directors of Avis authorized it to pursue a potential acquisition of the Issuer, including through a merger transaction. As a result, on or about February 24, 2021, Avis intends to propose such a transaction to the Issuer for its consideration.

Item 5. – INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As set forth in this Amendment No. 1, Avis currently owns, has the sole power to vote and the sole power to dispose of 4,205,158 shares of Common Stock of the Issuer, representing 81.1% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February 24, 2021). While the Estate is the controlling shareholder of Avis, it disclaims beneficial ownership of the shares of Common Stock held by Avis except to the extent of its pecuniary interest therein.

(c)    During the sixty (60) days prior to the filing date of this Statement, no transactions in Issuer stock were effected by the Reporting Persons.

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 6 of 7

Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons or, to the knowledge of the Reporting Persons, any persons listed on Schedule A, have not effected any transactions in the Common Stock during the preceding 60 days.

Item 6. – CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7. – MATERIAL TO BE FILED AS EXHIBITS

No material change.

* * * * *

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021

ESTATE OF LELAND E. BOREN

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington, Personal
Representative of the Estate of Leland E. Boren

AVIS INDUSTRIAL CORPORATION

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington, Vice President-Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer, as applicable, of the Reporting Persons. All executive officers and directors listed in this Schedule A are U.S. citizens.

Avis Industrial Corporation (“Avis”):

Ronald L. McDaniel

Director, Chairman

1909 S. Main Street

Upland, IN 46989

Gregory L. King

President and Chief Executive Officer

1909 S. Main Street

Upland, IN 46989

Angela M. Darlington

Director, Vice President-Secretary

1909 S. Main Street

Upland, IN 46989

Martha R. Songer

Director

1909 S. Main Street

Upland, IN 46989

Lael E. Boren

Director, Vice President-Facilities Manager

1909 S. Main Street

Upland, IN 46989

Craig A. Little

Vice President-Engineering

314 North Jackson Street

Jackson, MI 49201

D. Roger Griffin

Vice President

1909 S. Main Street

Upland, IN 469889

Stephen W. Ross

Vice President-Chief Financial Officer

1909 S. Main Street

Upland, IN 46989

Peggy L. Sheets

Vice President-Benefits & Insurance

1909 S. Main Street

Upland, IN 46989

Tracee L. Pennington

Treasurer

1909 S. Main Street

Upland, IN 46989

Dennis D. Carroll

Director

1909 S. Main Street

Upland, IN 46989